Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated May 2, 2019, to the Contract Prospectus and
Contract Prospectus Summary, each Dated May 1, 2019

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT
THE MFS® INTERNATIONAL VALUE FUND

Effective June 1, 2019, the MFS® International Value Fund will change its name to MFS® International Intrinsic Value Fund. Accordingly, all references to MFS® International Value Fund appearing in the contract prospectus and contract prospectus summary are hereby deleted and replaced with MFS® International Intrinsic Value Fund.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.